Exhibit 99.1

February 25, 2015

To:	Alberta Securities Commission	Securities NL, Financial Services
	British Columbia Securities	Regulation Division
	Financial and Consumer Affairs	Nova Scotia Securities Commission
	Authority, Saskatchewan	Superintendent of Securities, Prince Edward Island
	Manitoba Securities Commission	Superintendent of Securities, Northwest Territories
	Ontario Securities Commission	Superintendent of Securities, Nunavut
	Autorité des marchés financiers	Superintendent of Securities, Yukon
Financial and Consumer Services
Commission (New Brunswick)

cc:	Toronto Stock Exchange (via SEDAR)

New York Stock Exchange, Inc. (via egovdirect.com)

The Canadian Depository for Securities Ltd. (via Transfer Agent)

Re:	Encana Corporation

Notice of Annual and Special Meeting of Shareholders

and Notice of Record Date

We advise the following with respect to the upcoming Annual and Special Meeting of Shareholders of Encana Corporation:

1.	Meeting Type	Annual and Special
2.	Securities Entitled to Receive Notice of & Vote at the Meeting	Common Shares
3.	CUSIP Number	292505 104
4.	ISIN Number	CA292505 104 7
5.	Record Date for Notice & Voting	March 23, 2015
6.	Beneficial Ownership Determination Date	March 23, 2015
7.	Meeting Date	May 12, 2015
8.	Meeting Location	Calgary, Alberta

Per:	“Jeffrey G. Paulson”
Jeffrey G. Paulson, Corporate Secretary

Encana Corporation Suite 4400, 500 Centre Street SE PO Box 2850 Calgary, Alberta Canada T2P 2S5 t 403.645.2000 f 403.645.3400 www.encana.com